Volaris announces changes in its Board of Directors

Mexico City, Mexico. June 15, 2026 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States, Central and South America, announces that Mr. Andrew Broderick, who has been a valuable member of the Board of Directors of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris”) and an important part of the Volaris family, submitted his resignation as director of Volaris effective today, to pursue a new professional challenge. Volaris expresses its gratitude and acknowledges his service.

Investor Relations Contact
Liliana Juárez / ir@volaris.com

Media Contact
Ricardo Flores / rflores@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 244 and its fleet from 4 to 154 aircraft. Volaris offers around 500 daily flight segments on routes that connect 46 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.